FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 31, 2006

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	ABN AMRO to pass threshold to begin delisting Banca Antonveneta, 30 March 2006.

The information contained in this report is incorporated by reference into Registration Nos 333-81400, 333-84044, 333-89136, 333-104778, 333-108304, 333-128621, 333-128619 and 333-127660.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: March 31, 2006	By:	/s/ H.W. Nagtglas Versteeg

		Name:	H.W. Nagtglas Versteeg
		Title:	Secretary to the Managing Board

	By:	/s/ R.P. Bruens

		Name:	R.P. Bruens
		Title:	Head of Investor Relations

Item 1

Amsterdam, 30 March 2006

ABN AMRO to pass threshold to begin delisting Banca Antonveneta

ABN AMRO will acquire more than 91% of the shares in Banca Antonveneta upon completion of its mandatory offer ending tomorrow, Friday 31 March 2006. As stated in the offering document ABN AMRO will consequently launch a residual offer on Banca Antonveneta (unless a stake higher than 98% in Banca Antonveneta is reached in which case ABN AMRO will exercise the squeeze-out right) which will be followed by the delisting of Banca Antonveneta shares.

By the close of trading today, the total percentage of shares owned by ABN AMRO amounts to 86.5% . Including the shares tendered in the mandatory offer, ABN AMRO’s stake in Banca Antonveneta will amount to at least 96.6% .

ABN AMRO will provide further details of the number of shares committed in the mandatory tender offer after the close of trading tomorrow, 31 March 2006. The final results of the mandatory offer will be published by 5 April 2006.

Press contacts:
+31 20 628 89 00

Investor relations:
+31 20 628 78 35

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty